Exhibit 4.5

ESCROW AGREEMENT

THIS ESCROW AGREEMENT (this “Agreement”) is made and entered into as of September 26, 2003, by and among 24/7 Real Media, Inc. a Delaware corporation (the “Company”), The Riverview Group, LLC, a Delaware limited liability company (the “Investor”), and The Bank of New York, a New York banking institution (the “Escrow Agent”).  The Company and the Investor are sometimes collectively referred to herein as the “Parties” and individually as a “Party.”

W I T N E S S E T H:

WHEREAS, the Company and the Investor have entered into that certain Securities Purchase Agreement, dated as of the date hereof (the “Purchase Agreement”; capitalized terms used in this Agreement but not defined herein shall have the meanings set forth in the Purchase Agreement), pursuant to which the Investor has agreed to purchase, and the Company has agreed to sell, an aggregate principal amount of $15,000,000 of Debentures and related warrants;

WHEREAS, pursuant to the Purchase Agreement and as part of the transactions contemplated thereby, the Parties have agreed to enter into this Agreement and deposit the Escrow Amount (hereinafter defined) with the Escrow Agent;

WHEREAS, the parties hereto desire to more specifically set forth their rights and obligations with respect to the Escrow Fund (hereinafter defined) and the distribution and release thereof; and

WHEREAS, the execution and delivery of this Agreement is a condition to the Parties’ obligations under the Purchase Agreement.

NOW, THEREFORE, in consideration of the mutual covenants set forth herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties to this Agreement hereby agree as follows:

1.             Establishment of Escrow.  Simultaneously with the execution of this Agreement, the following has occurred, all of which is hereby acknowledged by each of the Parties and the Escrow Agent:

(a)  Deposit of Escrow Amount.  The Company has deposited $12,000,000 with the Escrow Agent (the “Escrow Amount”) to be held in escrow in accordance with this Escrow Agreement.  The Escrow Amount shall be held by the Escrow Agent in the Escrow Account (as defined below) in accordance with the provisions of this Escrow Agreement and shall not be subject to any lien, attachment, trustee process or any other judicial process of any creditor of any party hereto.  The Escrow Amount, together with all products and proceeds thereof (including all interest, dividends, gains and other income earned with respect thereto) (the “Escrow Earnings”), are collectively referred to herein as the “Escrow Fund.”

(b)  Escrow Account.  The Escrow Agent has received the Escrow Amount and agrees to hold the Escrow Fund in a separate and distinct account (the “Escrow Account”), subject to the terms and conditions of this Agreement.  The Escrow Agent shall not distribute or release any of the Escrow Fund except in accordance with the express terms and conditions of this Agreement.  The Escrow Agent shall furnish the Parties with monthly statements in respect of the Escrow Account.

2.             Permitted Investments.  The Escrow Agent shall follow the written instructions of the Company concerning any investment or reinvestment from time to time of the Escrow Funds held in the Escrow Account (copies of all such written instructions shall be provided by the Company to the Investor); provided that permissible investments shall be limited to money market accounts and money market mutual funds (including those of the Escrow Agent) solely invested in treasury bills, treasury notes or any other direct obligations issued by or guaranteed in full as to principal and interest by the United States of America and certificates of deposit issued by a commercial bank located in the United States and incorporated under the laws of the United States or of any state and having capital, surplus and undivided profits of not less than one hundred million dollars ($100,000,000) (including the Escrow Agent and its affiliates) (the “Permitted Investments”).  Neither the Escrow Agent nor any Party shall be liable or responsible in any manner for any loss or depreciation resulting from any such Permitted Investment or any liquidation thereof, or for any costs in connection therewith, and all of said losses and costs shall be borne by the Escrow Account.  In the absence of written instructions the Escrow Agent shall invest all funds in the Fidelity US Treasury III Money Market Mutual Fund.

3.     Release of Escrow Fund.  The Escrow Fund shall only be distributed or released as follows:

(a)  Effectiveness of Registration Statement.  In the event the Registration Statement (as defined in the Registration Rights Agreement) is declared effective by the SEC, the Company shall deliver to the Escrow Agent and the Investor a written notice (an “Effectiveness Notice”) containing a copy of the final order of the SEC declaring the effectiveness of the Registration Statement.  The Company shall also deliver to the Escrow Agent written proof of delivery to the Investor of a copy of such Effectiveness Notice (which proof may consist of a photocopy of the registered or certified mail or overnight courier receipt signed by the Investor or the signed receipt if delivered by hand).  If the Escrow Agent has not received a written objection to such Effectiveness Notice from the Investor within two (2) Business Days following the Escrow Agent’s receipt of such proof of delivery to the Investor, then on the third (3rd) Business Day following such receipt the Escrow Agent shall, in accordance with the provisions of subparagraph 3(d) below, distribute the full amount of the Escrow Fund to the Company.

                (b)  Event of Default.  If the Investor shall deliver an Event of Default Redemption Notice (as defined in the Debenture) to the Company pursuant to Section 4(b) of the Debenture due to the occurrence of an Event of Default described in Section 4(a)(i) of the Debenture, the Investor may deliver a copy of such Event of Default Redemption Notice to the Escrow Agent together with notification to the Company that the Investor has delivered such Event of Default Redemption Notice to the Escrow Agent.  The Investor shall also (i) physically surrender to the Company the Debenture for cancellation and reissuance in an amount equal to the amount of the Debenture then outstanding less the amount paid to the Investor from the Escrow Fund, and (ii) deliver to the Escrow Agent written proof of delivery to the Company of such notification (which proof may consist of a photocopy of the registered or certified mail or overnight courier receipt or the signed receipt if delivered by hand).  If, on or after March 27, 2004, the Escrow Agent receives such Event of Default Redemption Notice from the Investor together with such proof of delivery of the Debenture and the Event of Default Redemption Notice to the Company, then on the third (3rd) Business Day following such receipt the Escrow Agent shall, in accordance with the provisions of subparagraph 3(d) below, distribute an amount from the Escrow Fund equal to the price to be paid by the Company to redeem the portion of the Debenture being redeemed by the Investor pursuant to Section 4(b) of the Debenture; provided, that in no event shall the Escrow Agent distribute an amount greater than the full amount of the Escrow Fund at the time of the distribution.

(c)  Joint Instructions.  In the event that the Company and the Investor shall deliver joint written instructions to the Escrow Agent directing the Escrow Agent to disburse all or any portion of the Escrow Fund, the Escrow Agent shall make such disbursements in accordance with such instructions.

(d)  Manner of Distributions.  All distributions of the Escrow Fund shall be made as set forth in this subparagraph 3(d).  Distributions of the Escrow Fund shall be made, with respect to cash, by wire transfer to an account or accounts designated in writing by the Company or the Investor, as applicable, and all other property shall be distributed to the Company or the Investor, as applicable, in accordance with their written instructions.

(e)  Termination.  This Agreement shall terminate when the entire Escrow Fund has been released and distributed in accordance with this paragraph 3.  Upon such termination this Agreement shall have no further force and effect, except that the provisions of this subparagraph 3(e) and paragraphs 4, 5 and 6 and paragraphs 8 through 19 below shall survive such termination.

4.           Conditions to Escrow.  The Escrow Agent agrees to hold the Escrow Fund and to perform in accordance with the terms and provisions of this Agreement.  The Parties agree that the Escrow Agent shall not assume any responsibility for the failure of the Parties to perform in accordance with the Purchase Agreement or this Agreement.  The acceptance by the Escrow Agent of its responsibilities hereunder is subject to the following terms and conditions which the Parties hereto agree shall govern and control with respect to the Escrow Agent’s rights, duties and liabilities hereunder:

(a)  Liability.  The Escrow Agent undertakes to perform only such duties as are expressly set forth herein, and no additional duties or obligations shall be implied hereunder. In performing its duties under this Agreement, or upon the claimed failure to perform any of its duties hereunder, the Escrow Agent shall not be liable to anyone for any damages, losses or expenses which may be incurred as a result of the Escrow Agent so acting or failing to so act; provided, however, that the Escrow Agent shall not be relieved from liability for damages arising out of its proven gross negligence, or willful misconduct under this Agreement.  The Escrow Agent shall in no event incur any liability with respect to (i) any action taken or omitted to be taken in good faith upon advice of legal counsel (which counsel may not also be counsel to any Party) given with respect to any question relating to the duties and responsibilities of the Escrow Agent hereunder or (ii) any action taken or omitted to be taken in reliance upon any instrument delivered to the Escrow Agent and believed by it to be genuine and to have been signed or presented by the proper Party or Parties.  The Escrow Agent shall not be bound in any way by any agreement or contract between or among the Parties, whether or not the Escrow Agent has knowledge of any such agreement or contract, including, but not limited to, the Purchase Agreement.  The Escrow Agent is not a party to, nor is it bound by, nor need it give consideration to the terms or provisions of, any other agreement or undertaking among the Parties or any of them, or between the Parties or any of them and other persons (other than this Agreement), it being the intention of the parties hereto that the Escrow Agent assent to and be obligated to give consideration only to the terms and provisions hereof.

(b)  Rights in Event of Dispute.  It is understood and agreed that, in the event of any dispute between the Parties or among them or any other person resulting in adverse claims and demands being made in connection with or for any money or other property involved in or affected by this Agreement, the Escrow Agent shall refuse to comply with such demands or claims, so long as such dispute shall continue.  In such event, the Escrow Agent shall make no distribution, release or other disposition of the Escrow Fund or any portion of the Escrow Fund.  Anything herein to the contrary notwithstanding, the Escrow Agent shall not be or become liable to such Parties or persons or any of them for the failure of the Escrow Agent to comply with such conflicting or adverse demands.  The Escrow Agent shall be entitled to continue to refrain and refuse to distribute, release or otherwise dispose of the Escrow Fund or any part thereof or to otherwise act hereunder, as stated above, unless and until such dispute is resolved in accordance with subparagraph 3(b) of this Agreement.  In the event of such a dispute, the Escrow Agent shall have the right, in addition to the rights described above and at the option of the Escrow Agent, to tender into the registry or custody of any court having jurisdiction, all money and property comprising the Escrow Fund.  Upon such tender, the parties hereto agree that the Escrow Agent shall be discharged from all further duties under this Agreement; provided, however that such tender shall not deprive the Escrow Agent of its compensation hereunder earned prior to such tender and discharge of the Escrow Agent of its duties hereunder.

(c)  Resignation or Termination of Escrow Agent.  The Escrow Agent shall have the right to resign at any time by giving written notice of such resignation to the Parties and the Parties shall have the right to terminate the services of the Escrow Agent hereunder at any time by giving thirty (30) days’ written notice (with such written notice being signed by the Company and the Investor) of such termination to the Escrow Agent, in each case specifying the effective date of such resignation or termination. Within thirty (30) days after receiving or delivering the aforesaid notice, as the case may be, the Parties agree to appoint a successor escrow agent to which the Escrow Agent shall distribute the funds and property then held hereunder, less the amount of any fees owing to the Escrow Agent hereunder as of such date.  If a successor escrow agent has not been appointed and has not accepted such appointment by the end of such thirty (30)-day period, the Escrow Agent may apply to a court of competent jurisdiction for the appointment of a successor escrow agent and shall be entitled to tender into the custody of such court all funds and property then held by it hereunder, and the costs, expenses and reasonable attorneys’ fees which are incurred in connection with any such proceeding shall be paid by the Company.  Thereupon, the Escrow Agent shall be relieved of all further duties and obligations under this Agreement.  The Escrow Agent shall have no responsibility for the appointment of a successor escrow agent hereunder.  Except as otherwise agreed to in writing by the Parties, none of the Escrow Fund shall be released from the Escrow Account unless and until a successor escrow agent has been appointed in accordance with this subparagraph 4(c).

(d)  Discharge of Escrow Agent.  Upon delivery of all of the Escrow Fund pursuant to the terms of paragraph 3 above or to a successor escrow agent, the Escrow Agent shall thereafter be discharged from any further obligations hereunder.  The Escrow Agent is hereby authorized, in any and all events, to comply with and obey any and all final judgments, orders and decrees of any court of competent jurisdiction which may be filed, entered or issued, and all final arbitration awards and, if it shall so comply or obey, it shall not be liable to any other person by reason of such compliance or obedience.

5.     Indemnification.  The Escrow Agent shall have no obligation to take any legal action in connection with this Agreement or towards its enforcement, or to appear in, prosecute or defend any action or legal proceeding which would or might involve it in any cost, expense, loss or liability unless security and indemnity, as provided herein, shall be furnished.  The Company and the Investor hereby, jointly and severally, agree to indemnify the Escrow Agent and its officers, directors, employees and agents and save the Escrow Agent and its officers, directors, employees and agents harmless from and against any and all Claims (as defined below) and Agent Losses (as defined below) which may be incurred by the Escrow Agent or any of such officers, directors, employees or agents as a result of Claims asserted by any person against the Escrow Agent or any of such officers, directors, employees or agents as a result of or in connection with its performance as the Escrow Agent under this Agreement.  As between the Company and the Investor, each of the Company’s and the Investor’s obligation to so jointly and severally indemnify and hold harmless the Escrow Agent and its officers, directors, employees and agents shall be limited to one-half (½) the amount of the Claim.  For the purposes hereof, the term “Claim” or “Claims” shall mean all claims, lawsuits, causes of action or other legal actions and proceedings of whatever nature brought against (whether by way of direct action, counterclaim, cross action or impleader) the Escrow Agent or any such officer, director, employee or agent, even if groundless, false or fraudulent, so long as the claim, lawsuit, cause of action or other legal action or proceeding is alleged or determined, directly or indirectly, to arise out of, result from, relate to or be based upon, in whole or in part: (a) the acts or omissions of any of the Parties, (b) the appointment of the Escrow Agent as escrow agent under this Agreement, or (c) the performance by the Escrow Agent of its duties under this Agreement; and the term “Agent Losses” shall mean losses, costs and expenses and amounts paid in settlement, directly or indirectly resulting from, arising out of or relating to one or more Claims.  Upon the written request of the Escrow Agent or any such officer, director, employee or agent (each referred to herein as an “Indemnified Party”) the Company and/or the Investor shall assume the investigation and defense of any Claim, including the employment of counsel reasonably acceptable to the applicable Indemnified Party and the payment of all expenses related thereto and, notwithstanding any such assumption, such Indemnified Party shall have the right, and the Company and/or the Investor shall pay the cost and expense thereof, to employ separate counsel with respect to any such Claim and participate in the investigation and defense thereof in the event that such Indemnified Party shall have been advised by counsel that there may be one or more legal defenses available to such Indemnified Party that are different from or in addition to those available to any Party.  The Company and the Investor hereby agree that the indemnification and protections afforded the Escrow Agent in this paragraph shall survive the termination of this Agreement, the resignation or removal of the Escrow Agent pursuant to Paragraph 4(c) hereof or the tender by the Escrow Agent of the Escrow Fund to a court pursuant to Paragraph 4(b) hereof.

6.     Escrow Costs.  The Escrow Agent shall be entitled to be paid, by the Company, a fee for its services pursuant to the Fee Schedule attached hereto.  In addition, the Company agrees to pay to the Escrow Agent the Escrow Agent’s expenses incurred in connection with this Agreement, including but not limited to the reasonable cost and expenses of legal services (including attorneys’ fees) in the event the Escrow Agent deems it necessary to retain counsel.  Such expenses shall be paid by the Company to the Escrow Agent upon execution of the Escrow Agreement, by wire transfer of funds.  The Company further agrees that, in the event any controversy arises under or in connection with this Agreement or the Escrow Fund or the Escrow Agent is made a party to or intervenes in any litigation pertaining to this Agreement or the Escrow Fund, the Company shall pay to the Escrow Agent reasonable compensation for the Escrow Agent’s extraordinary services and shall reimburse the Escrow Agent for all reasonable costs and expenses associated with such controversy or litigation (including attorneys’ fees).

7.         Limitations on Rights to Escrow Fund.  None of the Parties shall have any right, title or interest in or to, or possession of, the Escrow Account and therefore shall not have the ability to pledge, convey, hypothecate or grant as security all or any portion of the Escrow Fund unless and until such portion of the Escrow Fund has been released pursuant to paragraph 3 above.  Accordingly, the Escrow Agent shall be in sole possession of the Escrow Fund and shall not act as custodian of the Parties under this Agreement for the purposes of perfecting a security interest therein, and no creditor of any of the Parties shall have any right to have or to hold or otherwise attach or seize all or any portion of the Escrow Fund as collateral for any obligation and shall not be able to obtain a security interest in any of the Escrow Fund unless and until such portion of the Escrow Fund has been released pursuant to paragraph 3 above.

8.     Notices.  All notices, requests or other communications required or permitted hereunder shall be given in writing by hand delivery, facsimile, registered mail, certified mail or overnight courier, in each case, return receipt requested, postage prepaid, to the party to receive the same at its respective address set forth below, or at such other address as may from time to time be designated by such party to the other in accordance with this paragraph 8:

if to the Company, to:

24/7 Real Media, Inc.

1250 Broadway

New York, NY 10001

Attn: General Counsel

Facsimile No.:  (212) 760-2811

with a copy (which shall not constitute notice) to:

Proskauer Rose LLP

1585 Broadway

New York, NY 10036-8299

Attn:  Ronald R. Papa, Esq.

Facsimile No.:  (212) 969-2900

if to Investor, to :

The Riverview Group, LLC

666 Fifth Avenue, 8th Floor

New York, New York  10103

Attn:  Daniel Cardella

Facsimile No.:  (212) 977-1667

with a copy (which shall not constitute notice) to:

Schulte Roth & Zabel LLP

919 Third Avenue

New York, NY 10022

Attn:  Eleazer Klein, Esq.

Facsimile No.:  (212) 593-5955

if to Escrow Agent, to :

The Bank of New York

101 Barclay Street

8 West

New York, NY 10286

Facsimile No.: (212) 815-5877

Attn:  Mathew Louis

All such notices and communications hereunder shall be deemed given when received, as evidenced by the acknowledgment of receipt issued (in writing or by facsimile) with respect thereto by the applicable postal authorities or the signed acknowledgment of receipt of the person to whom such notice or communication shall have been addressed.

9.             Entire Agreement, Amendments.  This Agreement, together with the Purchase Agreement and the documents referenced therein (as the same applies solely to the Parties),

embodies the entire understanding of the parties hereto with respect to the subject matter hereof and there are no other agreements or understandings, written or oral, in effect between the parties hereto relating to the subject matter hereof, except as specifically referenced herein. This Agreement, together with the Purchase Agreement and the documents referenced therein (as the same applies solely to the Parties) supersedes and terminates all prior discussions, negotiations, understandings, arrangements and agreements by or among the parties hereto relating to the subject matters hereof.  This Agreement may be amended, or any provision of this Agreement may be waived, so long as such amendment or waiver is set forth in a writing executed by each of the Parties (a copy of which shall be promptly provided by the Parties to the Escrow Agent); provided that if any such amendment or waiver would have the effect of increasing or expanding the Escrow Agent’s obligations or duties under this Agreement, the written consent of the Escrow Agent shall be required in addition to the written consent of the Parties.  No course of dealing between or among the parties hereto shall be deemed effective to modify, amend or discharge any part of this Agreement or any rights or obligations of any party hereto under or by reason of this Agreement.

10.                        Assigns and Assignment.  This Agreement and the provisions hereof shall be binding upon and inure to the benefit of the respective successors and permitted assigns of the parties hereto; provided that the Escrow Agent shall not be permitted to assign its obligations hereunder except as provided in subparagraphs 4(b) and 4(c) above.

11.       Taxation of Escrow Earnings.  The Company hereby acknowledges that, for federal and state income tax purposes, the Escrow Earnings shall be income of the Company.

12.   No Other Third Party Beneficiaries.  Neither this Agreement nor any provision hereof, nor any document executed or delivered herewith, shall create any right in favor of or impose any obligation upon any person or entity other than the parties hereto and their respective successors and permitted assigns.

13.   Interpretation.  The headings in this Agreement are inserted for convenience of reference only and shall not be a part of or control or affect the meaning hereof.

14.   No Waiver.  Any failure of any of the parties hereto to comply with any of its obligations or agreements or to fulfill any conditions herein contained may be waived only by a written waiver from the other parties hereto. No failure by any party hereto to exercise, and no delay in exercising, any right hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any right hereunder by such party preclude any other or future exercise of that right or any other right hereunder by that party.

15.        Severability.  The parties hereto agree that (a) the provisions of this Agreement shall be severable in the event that for any reason whatsoever the provisions hereof are invalid, void or otherwise unenforceable, (b) such invalid, void or otherwise unenforceable provisions shall be automatically replaced by other provisions which are as similar as possible in terms to such invalid, void or otherwise unenforceable provisions, but are valid and enforceable, and (c) the remaining provisions shall remain enforceable to the fullest extent permitted by law.

16.   No Strict Construction.  The language used in this Agreement shall be deemed to be the language chosen by the parties hereto to express their collective mutual intent, and no rule of strict construction shall be applied against any person. The term “including” as used herein shall be by way of example, and shall not be deemed to constitute a limitation of any term or provision contained herein.  Each defined term used in this Agreement has a comparable meaning when used in its plural or singular form.

17.   Releases on Non-Business Days.  In the event that a release of a portion of the Escrow Fund hereunder is required to be made on a date that is not a Business Day, such release may be made on the next succeeding Business Day with the same force and effect as if made when required.

18.                     Governing Law; Service of Process.  All issues and questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by, and construed in accordance with, the laws of the State of New York without giving effect to any choice of law or conflict of law rules or provisions (whether of the State of New York or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of New York.  In furtherance of the foregoing, the internal law of the State of New York shall control the interpretation and construction of this Agreement, even though under that jurisdiction’s choice of law or conflict of law analysis, the substantive law of some other jurisdiction would ordinarily apply.  It is the intention of the parties hereto, however, that the situs of the Escrow Fund created hereunder is and shall be administered in the state in which the principal office of the Escrow Agent from time to time acting hereunder is located.  Any action or proceeding seeking to enforce any provision of, or based on any right arising out of, this Agreement shall be brought against any of the parties in the courts of New York, and each of the Parties irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts) in any such action or proceeding and waives any objection to venue laid therein.  Process in any action or proceeding referred to in the preceding sentence may be served on any party anywhere in the world.  Each party hereby accepts service of process by U.S. Mail, postage prepaid to the applicable addresses set forth in Paragraph 8.

19.   Counterparts.  This Agreement may be executed in any number of duplicate counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument.

[Signature page follows.]

                IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

24/7 REAL MEDIA, INC.

By:	/s/David J. Moore
Name: David J. Moore
Title: Chief Executive Officer

THE RIVERVIEW GROUP, LLC

By:	/s/Terry Feeney
Name: Terry Feeney
Title: Chief Operating Officer

Accepted and agreed as of the date first above

written, by

THE BANK OF NEW YORK, as Escrow Agent:

By:	/s/ Matthew G. Louis
Name: Matthew G. Louis
Title: Assistant Vice President

SCHEDULE OF FEES

ACCEPTANCE FEE:           $0

For initial services including examination of the Escrow Agreement and all supporting documents this is a one-time fee payable upon the opening of the account.

ADMINISTRATION FEE:                  $6000.00

An annual charge or any portion of a 12-month period thereof. This fee is payable upon the opening of the account and annually thereafter. This charge is not prorated for the first year.

TRANSACTION FEE:

Wire transfer of funds	$25.00
Other transfer of funds (i.e. checks, internal account transfers)	$25.00
Asset transactions (purchases/sales/calls/deposit/withdrawals, etc.)	$25.00